6/21

02042056

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stratabound Minerals Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

FILE NO. 82- 3284 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/21/02

SEC File No. 82-3284

ARS
12-31-01

Stratabound
MINERALS CORP.

Annual Report 2001

Stratabound
MINERALS CORP.

Report to Shareholders:

Since its incorporation in 1986, the Company has raised funds through equity financing, exercise of options and warrants, production revenue, joint ventures and property option payments to finance its operations. These sources of capital were largely unavailable to the company in 2001, due to declining metal prices, lack of investor interest in the junior mining sector, and shrinkage and consolidation of the mining industry as a whole. Zinc prices continued their long decline and several zinc producers, including the world's largest, became insolvent.

In this environment, Stratabound was unable to raise enough capital to retain all of its Mexican prospects. In December, 2001 the company abandoned the Don Indio property and the Santa Genoveva claims within the Sierra Azul property, reducing our land position in Coahuila state, northeast Mexico, from 44,261 hectares to 41,244 hectares. Discussions were in progress at year-end to revise the terms of the Monarca agreement. These have been successfully re-negotiated, as detailed in a news release dated April 10, 2002, and the company is now in a much stronger position to enter into joint venture arrangements. Stratabound has recently been contacted by serious parties interested in examining joint venture possibilities for zinc-lead-silver oxides on the 38,506 hectare (385 square kilometre) Monarca property.

Stratabound has a 100% interest in 6,378 hectares in the Bathurst Mining Camp, which it began to assemble in 1987. The Bathurst properties host three known base metal sulphide bodies (CNE, Captain, Taylor Brook) and untested targets near the former Heath Steele Mine. Under the terms of a joint venture agreement with Stratabound, Eastmain Resources delineated a number of drill targets on the CNE and Captain claims during 2001. The targets were defined by geological, geochemical and geophysical surveys. Eastmain has spent approximately $180,000 to date, and can earn a 50% interest in Stratabound's Bathurst properties (other than the CNE Mining Lease) by spending $1,500,000 by 2005.

During the fourth quarter, Stratabound severely reduced its operating costs while re-negotiating the Monarca agreement and awaiting improved market conditions for financing.

Improved conditions arrived with the new year. During the first half of 2002 there has been a revived interest in junior exploration companies, particularly those searching for gold, diamonds, platinum or palladium. Stratabound has just closed a quarter-million dollar financing, and work should be underway in a month on the newly acquired Marusia diamond exploration prospect. The ground is located in the Otish Mountains region of central Quebec, halfway between recent diamondiferous kimberlite discoveries by the Ashton/Soquem joint venture and the Beaver Lake diamondiferous kimberlite previously found by Ditem. The Marusia claims are situated ten kilometres north of a significant past-producing gold mine, and copper-nickel showings are present within ten kilometres of our new claims, some containing low but anomalous platinum-palladium values.

We thank our shareholders for their loyal support. Market conditions for the exploration industry are continuing to improve, and we expect to raise additional capital this year to expand our exploration efforts.

Stan Stricker, P.Geol
President

Calgary, Alberta
May 21, 2002

CONSOLIDATED FINANCIAL STATEMENTS

STRATABOUND MINERALS CORP.

December 31, 2001 and 2000

Luna Clark and Associates

· Chartered Accountants
6th Floor, 608 7th Street SW
Calgary, Alberta T2P 1Z2
Tel: (403) 269-1851
Fax: (403) 264-3918

AUDITORS' REPORT

To the Shareholders of
Stratabound Minerals Corp.

We have audited the consolidated balance sheets of **Stratabound Minerals Corp.** as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Stratabound Minerals Corp. as at December 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

[signed Luna Clark and Associates]

Calgary, Canada
May 20, 2002

Chartered Accountants

Stratabound Minerals Corp.

CONSOLIDATED BALANCE SHEETS

As at December 31

	2001 $	2000 $
ASSETS		
Current		
Cash	**5,576**	108,997
Marketable securities	**200**	19,200
Accounts receivable	**10,508**	6,980
Prepaids	**—**	1,586
	16,284	136,763
Capital assets *[note 3]*	**8,518**	17,193
Mineral properties *[note 4]*	**3,393,177**	4,561,850
	3,417,979	4,715,806
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**45,281**	21,793
Due to shareholders *[note 5]*	**52,821**	—
	98,102	21,793
Reclamation provision	**10,800**	10,800
	108,902	32,593
Shareholders' equity		
Share capital *[note 6]*	**7,406,911**	7,308,661
Deficit	**(4,097,834)**	(2,625,448)
	3,309,077	4,683,213
	3,417,979	4,715,806

See accompanying notes

Approved on behalf of the Board of Directors:

(Signed) "Stan Stricker" Director (Signed) "Michael Mann" Director

Stratabound Minerals Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31

	2001 $	2000 $
Revenue		
Interest	1,626	3,757
Petroleum	1,539	896
	3,165	4,653
Expenses		
General and administrative *[schedule 1]*	183,042	235,998
Depletion and amortization	7,135	6,896
Petroleum	1,459	1,006
	191,636	243,900
Loss from operations	188,471	239,247
Abandoned properties *[note 4]*	1,283,915	669,116
Net loss for the year	1,472,386	908,363
Deficit, beginning of year	2,625,448	1,717,085
Deficit, end of year	4,097,834	2,625,448
Basic loss per share	0.156	0.102
Fully diluted loss per share	0.156	0.102

See accompanying notes

Stratabound Minerals Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

	2001 $	2000 $
CASH WAS PROVIDED BY (USED FOR):		
Operating activities		
Net loss for the year	**(1,472,386)**	(908,363)
Items not involving cash		
Depletion and amortization	**7,135**	6,896
Loss on disposal of marketable securities	**1,625**	—
Abandoned properties	**1,283,915**	669,116
Funds from operations	**(179,711)**	(232,351)
Changes in non-cash working capital balances		
Accounts receivable	**(3,528)**	40,428
Prepaids	**1,586**	(1,586)
Accounts payable and accrued liabilities	**23,488**	(9,138)
Advances from shareholders	**52,821**	—
	(105,344)	(202,647)
Financing activities		
Issuance of share capital, net of share issue costs	**98,250**	560,733
Investing activities		
Proceeds on disposal of marketable securities	**17,375**	—
Proceeds on disposal of capital assets	**1,925**	—
Proceeds on option of property	—	24,300
Expenditures on oil and gas properties	**(385)**	—
Expenditures on mineral properties	**(115,242)**	(318,644)
	(96,327)	(294,344)
Increase (decrease) in cash for the year	**(103,421)**	63,742
Cash, beginning of year	**108,997**	45,255
Cash, end of year	**5,576**	108,997
Funds from operations per share	**(0.019)**	(0.026)

See accompanying notes

Stratabound Minerals Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. FUTURE OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

These financial statements have been prepared on the going concern basis and do not include any adjustments that may be required should the Company be unable to continue as a going concern. The amounts shown as mineral properties costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of the cost of mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of properties.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations, which have been made using careful judgement. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Principles of consolidation

The consolidated financial statements include the accounts of Compania Minera Stratamex, S.A. de C.V., which is wholly owned by the Company. The subsidiary was incorporated in Mexico on April 9, 1997.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments.

Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value. At December 31, 2001, the cost of these marketable securities was $200 (2000 – $19,200) and the quoted market value was $304 (2000 – $19,289).

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Mineral properties and related deferred expenditures

The Company capitalizes the cost of acquiring mineral property claims and exploration costs that are directly related to specific mineral property claims until the extent of mineralization has been determined and the mineral claims are either developed, abandoned or allowed to lapse. Proceeds from the sale of royalty interests or option payments received are considered incidental revenue during the pre-production period and are credited to mineral properties and related deferred expenditures. If no future capital expenditure is required and proceeds exceed cost, the excess amount is reported as a gain on disposal.

Upon commencement of commercial production, the cost of mineral claims and related deferred costs will be amortized against income from the project using the unit-of-production method. Costs that are not considered economically recoverable through mining operations or through the sale of properties, and costs related to projects that are allowed to lapse, are expensed during the period. Provisions may be made if, in the opinion of management, there is impairment in value that is other than temporary.

The recoverability of the book value of mineral properties is evaluated periodically. Estimated future net cash flows from each property is calculated, where information is available, using estimates of proven, probable and possible ore reserves, estimated commodity prices and operating, capital and reclamation costs on an undiscounted basis. If the remaining investment in mineral properties exceeds the estimate of undiscounted cash flows, reductions in the carrying value of each property are recorded to the extent the remaining investment exceeds the estimate of undiscounted cash flows.

Management's estimates of commodity prices, recoverable proven, probable and possible reserves, and operating, capital and reclamation costs are subject to risks and uncertainties of change affecting the recoverability of the Company's investment in mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

Options

Where the Company enters into option agreements for the acquisition of interests in mineral properties that provide for periodic payments, such amounts are not recorded as liabilities since they are payable at the Company's option. Such payments, when made, are recorded as costs of the properties to which they relate.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas expenditures. Capitalized costs include land acquisition, geological and geophysical expenses, lease rentals, and costs of drilling both productive and non-productive wells. Capitalized costs, including production equipment, are depleted by the unit-of-production method based on the Company's share of estimated proven reserves of oil and gas as determined by independent engineers converting gas to oil equivalent on an energy equivalent basis. Costs of undeveloped acreage are excluded from this calculation until proved oil and gas reserves are assigned, or such leases are surrendered.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the depletion and amortization rates by more than 20 percent, in which case a gain or loss on disposal would be recorded.

Site restoration and abandonment

The estimated cost of site restoration and abandonment is based on the current cost, the anticipated method and extent of restoration and abandonment anticipated in accordance with existing legislation and industry practice. Estimated costs of future site abandonment and restoration of mineral properties and well sites and associated facilities are amortized over the life of the properties on a unit-of-production basis. The provision is recorded on the consolidated statement of loss together with depletion and amortization. When expenditures are made to restore a property, the accumulated provision is charged with these expenditures.

Joint operations

These consolidated financial statements reflect only the Company's proportionate interest in exploration and production activities conducted jointly with others.

Amortization

Amortization of office equipment is provided using the declining balance method at rates between 20% and 30%.

Stock-based compensation

The Company has a stock-based compensation plan. When stock options are issued to directors, officers, employees or consultants no compensation expense is recorded in the accounts. However, consideration received upon the exercise of stock options is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income taxes

The Company follows the future income tax asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Per share amounts

The Company uses the Treasury Stock Method of calculating diluted per share amounts. Under this method, deemed proceeds from the exercise of employee stock options are used to acquire common shares at an average share price.

The weighted average number of shares outstanding during the year was 9,452,882 (2000 – 8,875,058 shares). There was no significant difference between basic and diluted per share amounts.

3. CAPITAL ASSETS

	2001		
	Cost **$**	**Accumulated Depletion and Amortization** **$**	**Net Book Value** **$**
Oil and gas properties	35,469	30,320	5,149
Office equipment	30,486	27,117	3,369
	65,955	57,437	8,518

3. CAPITAL ASSETS (CONT'D)

	2000		
	Cost $	Accumulated Depletion and Amortization $	Net Book Value $
Oil and gas properties	35,084	26,040	9,044
Office equipment	45,702	37,553	8,149
	80,786	63,593	17,193

4. MINERAL PROPERTIES

	Bathurst $	Swan/Rap $	Canada Total $	Coahuila, Mexico $	Total $
Cost – December 31, 1999	3,115,049	533,337	3,648,386	1,494,020	5,142,406
Acquisition costs	3,706	—	3,706	168,898	172,604
Deferred exploration	350	—	350	145,648	145,998
Recoveries	(39,300)	—	(39,300)	—	(39,300)
Abandoned properties	(135,779)	(533,337)	(669,116)	—	(669,116)
	2,944,026	—	2,944,026	1,808,566	4,752,592
Accumulated depletion	(190,742)	—	(190,742)	—	(190,742)
December 31, 2000	2,753,284	—	2,753,284	1,808,566	4,561,850
Cost – December 31, 2000	2,944,026	—	2,944,026	1,808,566	4,752,592
Acquisition costs	—	—	—	43,525	43,525
Deferred exploration	—	—	—	71,717	71,717
Abandoned properties	—	—	—	(1,283,915)	(1,283,915)
	2,944,026	—	2,944,026	639,893	3,583,919
Accumulated depletion	(190,742)	—	(190,742)	—	(190,742)
December 31, 2001	2,753,284	—	2,753,284	639,893	3,393,177

For the years ended December 31, 2001 and 2000, the Company's mineral properties were non-producing and were not subject to depletion.

For the years ended December 31, 2001 and 2000, the Company did not charge any amount to income for future site abandonment and restoration costs.

4. MINERAL PROPERTIES (CONT'D)

Bathurst, Canada

The Company holds a major land position including 15,760 acres (6,378 hectares) in the Bathurst Mining Camp region in New Brunswick, Canada. In 2000, the Company entered into an option agreement with Eastmain Resources Inc., which allows Eastmain to earn an initial 50% interest in certain of the Bathurst properties by incurring $1,500,000 of exploration and development expenditures over five years. Eastmain has the option to earn an additional 10% interest in the properties by spending a further $1,000,000 on exploration. The cumulative expenditures made by Eastmain to December 31, 2001 totals approximately $164,000.

In 2000, the Company abandoned its Stratmat North property and accordingly has recorded a write-off of $135,779.

Swan/Rap, Canada

In 2000, the Company abandoned its land position in the Swan/Rap properties comprising 14,764 acres (5,975 hectares) in northeast British Columbia, Canada. Costs written off amounted to $533,337.

Coahuila, Mexico

The Company owns or has the option to earn a 100% interest in these base metals and silver prospects in the northeastern Mexican state of Coahuila. The Company owns a total area of 41,244 hectares. During the year, the Company abandoned certain of its Mexican properties, as it did not make scheduled option payments. All costs previously capitalized with respect to these properties have been written off. Costs associated with these abandoned properties amounted to $1,283,915.

5. DUE TO SHAREHOLDERS

The amounts due to shareholders are unsecured, non-interest bearing and without specified terms of repayment.

6. SHARE CAPITAL

Authorized

An unlimited number of common shares, without nominal or par value

Issued

	Number of shares	Amount $
Balance – December 31, 1999	8,360,013	6,747,928
Private placement (i)	549,069	345,384
Private placement (ii)	440,050	211,224
Issued on exercise of warrants	5,500	4,125
Balance – December 31, 2000	9,354,632	7,308,661
Private placement (iii)	196,500	98,250
Balance – December 31, 2001	9,551,132	7,406,911

(i) During the years ended December 31, 1999 and December 31, 2000, the Company entered into agreements for the private placement of units at a price of $0.65 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share for $0.80 for a period of two years from the date of closing. The shares were issued net of issue costs of $11,511.

(ii) During the year, the Company entered into agreements for the private placement of units at a price of $0.48 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share for $0.60 for a period of two years from the date of closing.

(iii) During the year, the Company entered into agreements for the private placement of units at a price of $0.50 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share for $0.60 for a period of two years from the date of closing.

Stock options outstanding

The Company has a stock option plan for its key officers, directors, employees and consultants. Up to 10% of the issued and outstanding shares may be reserved for issuance under the plan. As at December 31, 2001 there were stock options outstanding to purchase 629,500 common shares at prices ranging from $0.55 to $0.75 per share, with expiry dates ranging from July 16, 2002 to April 17, 2006.

6. SHARE CAPITAL (CONT'D)

The following is a summary of the status of the Company's stock options at December 31, 2001 and changes during the year:

	Options	Weighted average exercise price
Balance, beginning of year	**643,000**	$0.79
Granted during the year	200,000	$0.50
Expired during the year	(213,500)	$1.18
Balance, end of year	629,500	$0.56
Exercisable at end of year	629,500	$0.56

The following summarizes information about stock options outstanding at December 31, 2001.

Exercise Price	Number Outstanding	Weighted average remaining contractual life (years)	Number Exercisable
$0.75	75,000	0.54	75,000
$0.55	247,000	2.15	247,000
$0.55	40,000	2.96	40,000
$0.60	7,500	3.46	7,500
$0.60	60,000	3.57	60,000
$0.50	200,000	4.29	200,000
	629,500		629,500

6. SHARE CAPITAL (CONT'D)

Share purchase warrants outstanding

The following is a summary of the status of the Company's share purchase warrants at December 31, 2001 and changes during the year:

	Warrants	Weighted average exercise price
Balance, beginning of year	1,540,119	$0.73
Issued during the year	196,500	$0.60
Expired during the year	(551,000)	$0.77
Balance, end of year	1,185,619	$0.69
Exercisable at end of year	1,185,619	$0.69

The following summarizes information about warrants outstanding at December 31, 2001.

Exercise Price	Number Outstanding	Weighted average remaining contractual life (years)	Number Exercisable
$0.80	549,069	0.25	549,069
$0.60	440,050	0.80	440,050
$0.60	196,500	1.50	196,500
	1,185,619		1,185,619

7. INCOME TAXES

The significant components of the Company's future income tax assets and liabilities are as follows:

	$
Non-capital loss carry forwards	**648,200**
Capital assets and mineral properties	**(168,200)**
Net future tax assets before valuation allowance	**480,000**
Future tax asset valuation allowance	**(480,000)**
	—

Due to the uncertainty surrounding the realization of the future income tax assets in future years, the Company has not recognized any future tax asset in its financial statements.

At December 31, 2001, the Company has approximately $2,335,000 of unused cumulative Canadian exploration and development expenses, earned depletion and tangibles to offset future taxable income. The tax benefits pertaining to these amounts are available for carry forward indefinitely.

At December 31, 2001, the Company has incurred approximately $1,924,000 of cumulative mineral property costs and $69,000 of cumulative operating losses related to its Mexican operations. No tax benefit related to these costs has been recognized in the financial statements.

At December 31, 2001, the Company has non-capital losses of $1,342,300 available for offset against future taxable income. If these losses are not utilized, they will expire as follows:

Available until	**Amount** $
2002	**140,000**
2003	**221,100**
2004	**188,700**
2005	**199,500**
2006	**215,300**
2007	**218,500**
2008	**159,200**
	1,342,300

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000

8. FINANCIAL INSTRUMENTS

The Company's financial instruments recognized on the balance sheet consist of cash, marketable securities, accounts receivable, accounts payable and accrued liabilities and amounts due to shareholders.

Price risk

The Company is exposed to price risk to the extent that metal prices fluctuate in the world markets.

Currency risk

The Company is exposed to foreign exchange risk to the extent that the carrying value of its Mexican cash and accounts receivable balances are denominated in U.S. dollars and Mexican pesos.

Fair values of financial assets and liabilities

Fair values approximate amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Except where disclosed otherwise, there are no significant differences between the carrying values of these amounts and their estimated market values.

9. SUBSEQUENT EVENTS

On April 10, 2002 the Company's Mexican subsidiary renegotiated its property agreement respecting certain Mexican properties. The Company has acquired a 100% ownership interest in exchange for assuming outstanding property tax liabilities of US$135,000 and the payment of 1,000 Mexican pesos.
All past due and future lease payments to the former owner totaling US$700,000 are now contingent on the Company obtaining a joint venture partner or equity financing.

Subsequent to the year-end, the Company entered into an agreement to acquire the 2,630-hectare Marusia property in the Otish mountain area of Central Quebec. The Company will pay the vendor $30,000 for a 100% interest in the property. The vendor will also retain a 2% royalty from any minerals produced from the property.

Furthermore, subsequent to the year-end, the Company entered into agreements for the private placement of 1,477,447 units at a price of $0.17 per unit for gross proceeds of $251,166. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share for $0.22 for a period of two years from the date of closing.

Stratabound Minerals Corp.

GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31

	2001 $	2000 $
Salaries and benefits	76,172	100,908
Office and other	50,028	60,681
Professional fees	33,186	42,063
Filing fees and investor communications	13,457	18,582
Rent	10,199	13,764
	183,042	235,998

The above expenses include $19,254 (2000 – $16,112) of costs related to the Mexican operations.